Exhibit 2.3

MEMORANDUM OF UNDERSTANDING

15th October 2025

EdgeMode Inc (OTC: EDGM)

&

Blackberry AIF (BAIF)

This MEMORANDUM OF UNDERSTANDING (the MOU) is made this 15 October 2025

BETWEEN:

1) EdgeMode Inc OTC Markets Symbol EDGM, with its principal office location is 110 East Broward Blvd, Fort Lauderdale, Florida 33301 (together, with its affiliates (collectively, “EdgeMode”); and

2) BLACKBERRY AIF, a company registered in the Kingdom of Spain with registration number B-55434377 and whose registered office is at Avenida de la Constitución 36, second floor, Seville 41001, Spain (hereinafter referred to as the "Company" or "BAIF").

WHEREAS:

(A)	EdgeMode and BAIF agree that suitable opportunities exist for them to proceed with the transaction described in Clause 2 (the Transaction).

NOW, THEREFORE, the Parties have reached the following understanding:

1. PURPOSE

The parties agree to enter this legally binding MOU with the intent to exchange information and transfer BAIF assets to a Special purpose Vehicle (SPV) which will be 75% owned and controlled by EdgeMode Inc and 25% by BAIF, in return for a $500,000 USD cash payment and warrants over 250 million Edgemode shares. EdgeMode Inc will provide assistance in raising investment capital and finance the working capital requirements of the SPV.

2.TRANSACTION

2.1The Parties agree that the Transaction will expedite the following:

(a)	To build, finance, operate and take public through a series of M&A transactions a highly profitable High-Performance Computing (HPC) datacenter operator with multiple site locations.

(b)	Based on agreed growth plans and potential assets the market capitalization of this company is expected to exceed $1Billion USD. Hardware deployment, M&A and operational execution over time will serve to increase the market capitalization to in excess of $5 Billion USD

2.2 Structure

(a)	Assets – 5 sites, Malpica, Caceres, Vianos, Cordoba, Torrecampo. See attached schedule 1 for full description of sites, property leases, permit approvals, fibre connections and development status.

(b)	Special Purpose Vehicle (SPV)

DC Estate Solutions Cayman. A new Cayman Islands entity will be formed specifically for this transaction (The SPV). This Will be a holding company. 5 new Spanish operating companies Will be created one for each site. The operating companies Will be wholly owned subsidiaries of DC Estate Solutions Cayman.

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(c)DC Estate Solutions Cayman (SPV) – Ownership and control

EdgeMode inc – 75% of the stock and voting rights

Jose Mora – 25% of the stock and voting rights

Shareholders’ Agreement Commitment Clause

The parties agree that upon the execution of the SPV´s Share Purchase Agreement, they will enter into a Shareholders’ Agreement which shall include, at a minimum, the following protections:

1)	The Administrator Mr. Jose Mora cannot be removed from his role without his/her consent, except where objectively defined causes, a prior notice procedure, and a reinforced voting majority are adhered to.
2)	Provision for compensation (“indemnification”) in case of removal that breaches what is agreed.
3)	A right of option whereby the Administrator may purchase the shares of any shareholder(s) who initiate his/her removal, or alternatively, such shareholders must purchase the Administrator’s shares, under previously agreed terms of price and timeframe.
4)	Any amendment, waiver or alteration to these protections shall also require a reinforced majority or the specific consent of the Administrator.

(b)	BAIF will complete a corporate restructuring in order to transfer and secure ownership and control of the assets, expertise and opportunities as described in Schedule 1 to DC Estate Solutions (SPV).

(d)	EdgeMode will have a Right of First Refusal to acquire any other BAIF sites outside of the SPV.

2.3 Revenues

The SPV assets of 5 sites in schedule 1 have a total capacity of 1.689GW. Caceres and Cordoba will be developed as battery storage facilities (BESS) providing a total storage capacity of 789 MW. The battery storage development is expected to be completed by Q2 2027 and generating profits. Malpica, Vianos and Torre will be developed as Gas,Solar and BESS powered, Tier 3 AI Data centers. Providing a total capacity of 900 MW. These 3 developments will either sold on a Ready to Build (RTB) basis or leased to hyperscale clients on a built to suit basis. Projects will have all permits to be RTB within 1 year from the date of this agreement.

2.4 Scaling

(a)	The project plans to scale in hosting capacity to 5 GW or any other capacity agreed by both parties by December 2027. We expect initial sales/ revenues to commence in Q1 2026.

2.6 Purchase Consideration

(a)	EdgeMode will finance 100% of the SPV’s DC and BESS-related development costs (permits, working capital, project development through RTB and COD in the case of the BESS facility). Budget to be agreed and attached as a schedule to final definitive agreements. Estimated to be $450 Million in development cost per all projects approximately (according the Excel File shared) closing the total amount once the definitive agreements are closed, and including the cost of 3 full time staff (50k/person per year).

The Gas,solar and BESS components will be financed and owned by specialist solar sector investors and operators under long term PPAs (30–35 years) with the SPV. BAIF Will lead identification and engagement of these partners.

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(b)	EdgeMode paid $250,000 USD on 19th September 2025 on signing of this agreement and will pay a further $250,000 USD on completion of definitive final agreements and confirmation that legal title to all property and assets in schedule 1 have been transferred to the 5 Spanish operating companies that have been formed, and that DC Estates Solutions Cayman is the sole shareholder of all the newly formed 5 Spanish operating companies.

2.7 HPC Data center Facility

(a)	The HPC Data center facility will be an immersion cooled containerized solution or any other competitive solution. EdgeMode and BAIF will manage the purchasing supply and build of the facility. The parties will collectively determine alternative supply solutions to ensure EdgeMode achieves best terms and delivers on its vision to be one of the largest, most efficient and profitable High-Performance Computing (HPC) datacenter operators with multiple site locations.

2.8 HPC Data center Hardware

(a)	EdgeMode & BAIF have access to supply from multiple manufacturers and will arrange the supply and finance for market leading hardware at a market competitive rate

(b)	The majority of capital raised by EdgeMode will be deployed into existing sites, new hardware and power capacity contracts in line with both BAIF and EdgeMode Objectives

2.9Management & Resource

(a)	EdgeMode will provide its management team to oversee the project build in collaboration with BAIF management team. EdgeMode and BAIF will also take responsibility for the day-to-day management of operations ensuring the business is managed efficiently, profitably and scales in line with agreed plans and forecasts.

(b)	EdgeMode and BAIF will work together on resourcing the business and hiring appropriately where necessary.

2.10Management Remuneration

(a)	Market competitive remuneration and incentive packages will be arranged for all management and staff.

(b)	Jose Mora will be provided an employment agreement on the same terms as Charlie Faulkner and Simon Wajcenberg. Annual Salary of $400,000 per annum plus a quarterly bonus of up to $200,000 per quarter.

(c)	Bonus - EdgeMode will pay Jose Mora $1,000,000 USD per site payable on execution of a binding sale agreement for Malpica, Vianos and Torre with mínimum 5% deposit paid.The sale price must be above $200 million USD for each site.

(d)	Bonus – EdgeMode will pay Jose Mora $1,000,000 USD per site payable when the Battery storage facility has reached completion of development (COD). This relates to Caceres and Cordoba sites.

(e)	Jose Mora Will be issued warrants on completion of final definitive agreements, over 250 Million shares of Edgemode common stock at market price at the time of executing the warrant agreement. 14.8 million warrants Will vest for each 100MW of BESS facility that has reached completion of development (COD) or contracted Gas,Solar and BESS capacity has been sold and secured within 24 months from date of execution of final definitive agreements.

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(f)	Milestone Equity Ratchet – Jose, will be issued an additional 1% of the issued and outstanding shares in the SPV for each 67MW of BESS facility that has reached completion of development (COD) or contracted Gas,Solar and BESS capacity sold within 24 months from date of execution of final definitive agreements.

3RELATIONSHIP

i.	The relationship between the Parties shall be solely that of investor shareholders in EdgeMode.

ii.	Nothing herein contained shall be construed as authorizing either Party to act as an agent or representative of the other or to make any commitment or create any obligations for the other without such Party’s prior written consent.

iii.	Each Party shall be solely responsible for its own costs and expenses incurred in connection with or contemplated by this MOU.

iv.	EdgeMode and BAIF shall not directly or indirectly collaborate or make any other agreements or arrangements with other parties, except for the sole and express purpose of carrying out the objectives of this MOU

4	Term

This clause shall remain in full force and effect throughout the duration of the MoU and shall cease to have effect upon termination or expiration thereof.

EFFECTIVE DATE AND TERMINATION

(a)	This MOU shall become effective upon the date hereof and shall be legally binding subject to the transfer of the BAIF assets to EdgeMode as described in Schedule 1.

(b)	From the date of signing this agreement, a 30 day period will be established to conduct due diligence on both companies and to negotiate the final definitive purchase agreement, which must be signed within this period.

5 CONDITIONS PRECEDENT

5.1Financial Statements and Audit Requirements

(a)	SPV shall have prepared and obtained an independent audit of its financial statements for the fiscal year 2024 in accordance with applicable accounting standards.

(b)	If required, SPV shall have prepared and obtained a review of its interim period financial statements in compliance with Regulation S-X requirements.

5.2Due Diligence

(a)	The parties shall have completed, to their reasonable satisfaction, a comprehensive due diligence investigation, including but not limited to a) Financial due diligence b) Legal due diligence c) Technical due diligence d) Operational due diligence.

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5.3Other

(a)	All necessary shareholder approvals shall have been obtained from: a) BAIF shareholders b) EdgeMode shareholders c) Any other relevant stakeholders.

(b)	All necessary regulatory approvals, if any, shall have been obtained.

(c)	No material adverse change shall have occurred in the business, operations, assets, position (financial, trading or otherwise), profits or prospects of either party.

6 REPRESENTATIONS AND WARRANTIES

6.1Representations and warranties of BAIF

Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Buyer as follows:

6.1.1Organization and Good Standing

(a)	The Company is a corporation duly organized, validly existing and in good standing under the laws of Kingdom of Spain with full corporate power and authority to conduct its business as currently conducted.

(b)	The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is required, except where the failure to be so qualified would not have a Material Adverse Effect.

6.1.2Authority and Enforceability

(a)	The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	The execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate action on the part of the Company.

6.1.3Intellectual Property

(a)	Schedule 1 sets forth a complete and accurate list of all:

(i)	patents and patent applications;

(ii)	trademark registrations and applications;

(iii)	copyright registrations and applications;

(iv)	domain name registrations;

(v)	material unregistered Intellectual Property; and

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(vi)	software owned, used, or licensed by the Company.

(b)	The Company:

(i)	owns or has valid licenses to use all Intellectual Property necessary to conduct its business;

(ii)	has taken reasonable measures to protect its trade secrets and confidential information;

(iii)	has not received any written notice alleging infringement of third-party Intellectual Property;

(iv)	has no knowledge of any third-party infringement of Company Intellectual Property; and

(v)	has obtained valid assignments from all employees and contractors who contributed to the development of Company Intellectual Property.

6.1.4Compliance with Laws

(a)	The Company:

(i)	complies with all applicable Laws;

(ii)	holds all required Permits;

(iii)	is not subject to any outstanding orders or investigations; and

(iv)	has filed all required reports and documentation with regulatory authorities.

6.1.5Tax Matters

(a)	The Company:

(i)	has filed all required Tax Returns;

(ii)	has paid all Taxes when due;

(iii)	has no pending Tax audits or disputes; and

(iv)	has complied with all Tax laws in all jurisdictions.

6.2Representations and warranties of EdgeMode

EdgeMode hereby represents and warrants to Seller as follows:

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6.2.1Organization and Authority

(a)	EdgeMode is a corporation duly organized under the laws of Nevada.

(b)	EdgeMode has full power and authority to execute this Agreement and consummate the transaction.

6.2.2No Conflicts

The execution and delivery of this Agreement by EdgeMode does not conflict with:

(a)	EdgeMode's organizational documents;

(b)	any applicable Law; or

(c)	any material agreement to which Buyer is a party.

6.2.3Indemnification

(a)	Seller shall indemnify Buyer for any breach of Seller's representations.

(b)	Buyer shall indemnify Seller for any breach of Buyer's representations.

7CONFIDENTIALITY AND PUBLICITY

7.1	The Parties acknowledge that all Disclosure (as defined below) is given in confidence and that all such Disclosure shall remain the property of the provider at all times and each recipient undertakes to keep secret and confidential all and every part of the Disclosure and the content of this MOU.

7.2	The Parties undertake to keep in a safe, secure and confidential place all Disclosure received in connection with this MOU or any Party and not to make use of or permit others to make use of the Disclosure or any part of it except where it is necessary in order for a Party to perform under this MOU or is authorised by the provider in writing, and the recipient shall ensure such persons enter into a confidentiality undertaking in similar terms hereto.

7.3	To the extent that any Disclosure is no longer required to enable performance of this MOU or terminated for non-delivery of BAIF assets to EdgeMode, the recipient shall to the extent technically practicable, either return to the provider or destroy (at the election of the recipient) the Disclosure together with all copies, notes and transcriptions thereof.

7.4	The recipient may disclose the Disclosure to the extent required or requested by law, rule, regulation, subpoena, or any court, tribunal, regulator (including, for the avoidance of doubt, the regulations and requirements of any trading venue or platform or stock exchange) or other authority with competent jurisdiction to order or request its disclosure (but only to the extent of such requirement or request). If the recipient is so required or requested to disclose the Disclosure, it will to the extent legally permitted, provide the provider with prompt written notice of such requirement so that the provider may assert such interest as it has in the Disclosure and, if thought fit, seek an appropriate order from a court of competent jurisdiction preventing or restricting the disclosure. If, in the absence of such order, the recipient is nonetheless required or requested to disclose such Disclosure, the recipient may disclose such information without liability, provided, however, that the recipient shall disclose only that portion of such Disclosure which is legally required or requested to disclose.

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7.5	The Parties agree that no public release or announcement concerning this MOU or planned joint business opportunities identified under the terms of this MOU shall be made without the advance written consent of both Parties.

7.6	Disclosure means any drawings, documents or other materials (including but without prejudice to the generality of the foregoing, all readable or computer or other machine readable data, logic sheets, coding, listing and test data), know-how, commercially sensitive ideas or other information including but not limited to information relating to any Party’s (or such Party’s affiliates’) business affairs or finances, but does not include information which: (a) is or becomes generally available to the public other than as a result of a disclosure by the recipient in violation of this MOU; (b) is already or becomes available to the recipient or (or its affiliates), provided that, to the recipient's knowledge, such source is not prohibited from disclosing such information by an obligation of confidentiality to the provider or any other person; (c) is independently developed by the recipient (or its affiliates) without any breach of the terms of the MOU.

8GOVERNING LAW AND ARBITRATION

8.1	This MOU, and the activities herein, shall be governed by, and construed in accordance with, the laws of Delaware, United States of America

8.1.1	Each party irrevocably agrees that the courts of Delaware shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims) (the Rules). It is hereby agreed that:

8.1.2	the seat of the arbitration shall be the state of Delaware.

8.1.3	there shall be three arbitrators, each Party selecting one arbitrator within ~~15~~ 30 days after the claimant commences the arbitration by giving written notice of the arbitration and the third (and presiding) arbitrator selected by the two arbitrators so selected within 30 days after their appointment. If the two arbitrators cannot agree on the third arbitrator within such 30 day period, the third arbitrator shall be appointed in accordance with the Rules.

8.1.4	the language of the arbitration shall be as per rules;

8.1.5	the award shall be in writing and shall set forth in reasonable detail the facts of the Dispute and the reasons for the tribunal’s decision; and

8.1.6	the award in such arbitration shall be final and binding upon the Parties and judgment thereon may be entered in any court having jurisdiction for its enforcement

9GENERAL

9.1.1	This MOU constitutes the whole agreement between the Parties relating to its subject matter.

9.1.2	This MOU is intended to and shall constitute legally binding contractual obligations between the Parties.

9.1.3	Neither Party, nor any of its affiliates, nor its or their respective officers, directors, employees or professional advisors shall be liable for any direct, indirect, consequential, punitive or similar loss or damage resulting from or arising out of this MOU, including (but not limited to) loss of profit, loss of business opportunity or business interruptions, howsoever caused.

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9.1.4	Each Party warrants that it has not made or offered and that it will not make of offer with respect to the matters which are subject of this MOU, any payment, gift, whether directly or through intermediaries, to or for the use of any public official (i.e. any person holding a legislative, administrative or judicial office, including any person exercising a public function for a public agency, a public enterprise or a public international organization), where such payment, gift, promise or advantage would violate any applicable laws. Each Party shall defend, indemnify and hold the other Party harmless from and against all claims, damages, losses, penalties, costs and/or expenses arising from or related to any breach by such Party of this warranty.

9.1.5	Neither Party shall assign or transfer any of its rights or obligations under this MOU without the prior written consent of the other Party.

9.1.6	No variations or alterations to this MOU shall be effective unless made in writing and duly signed by the authorised signatories of each Party.

9.1.7	This MOU may be executed in one or more counterparts and by one or more Parties to any counterpart, each of which shall be deemed an original and all of which together shall constitute one and the same MOU.

9.1.8	Notices under this MOU shall be in writing and shall be deemed validly given if delivered by post (recorded delivery, with proof of posting) or email (with read receipt) or delivered by hand to the under mentioned individual. Any notice dispatched in accordance with this Clause shall be deemed received: (i)immediately, in the case of hand delivery and emails; and (ii) after five (5) business days of posting, in the case of post.

(a)	Notices to be given to Edge Mode shall be addressed to:

EdgeMode

For the attention of: Simon Wajcenberg

Telephone No.: +44 7803 295932

Email: simon@edgemode.io

always with a copy to:

(b) Notices to be given to Blackberry AIF (BAIF) shall be addressed to:

For the attention of: Jose Mora

Telephone No.: +34 657 916907

Email: jose.mora@blackberryaif.com

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IN WITNESS WHEROF, the Parties have caused their duly authorized representatives to execute and deliver this Agreement on the date first above written.

For and on behalf:

EdgeMode Inc.

/s/ Simon Wajcenberg

Name: Simon Wajcenberg

Position. Director

Date. 15th October 2025

For and on behalf of

Blackberry AIF

/s/ Jose Mora

Name: Jose Mora

Position. CEO

Date.15th October 2025

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Schedule 1

BAIF Assets:

100% of BAIF assets, free of any encumbrances and/or liens, operations, cash, receivables, technology, sales pipeline etc.

Pipeline as well as Building lease, Land lease, facility lease and PPA’s.

Attached pipeline of site locations for development.

Edgemode: Due Diligence Checklist for U.S. OTC-Quoted Company

Corporate Documents & Governance

Articles of incorporation, bylaws, certificates of good standing

Shareholder register (including major holders, >5%)

Shareholder agreements (e.g. lock-ups, tag-along/drag-along)

Board and shareholder meeting minutes, organizational chart

Share Capital & Ownership Structure

Capitalization table, outstanding shares/options, dilution history

Details of related-party equity transactions and preferred stock terms

Financial Statements & Liabilities

Last 3–5 years of audited financials (GAAP or IFRS), interim reports

Debt schedules, lines of credit, contingent liabilities

Accounts receivable/payable aging, cash flow, financial projections

Material Contracts & Customers

All material contracts: clients, suppliers, partners, leases, tech licenses

Top-10 customers/contracts summary, customer concentration risk

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Litigation & Regulatory Matters

Details of pending or threatened litigation, arbitration, regulatory investigations

Bankruptcy searches, liens, UCC filings, SEC/FINRA/OTC filings

Intellectual Property & IT Systems

Inventory of patents, trademarks, copyrights, software licenses

Disputes, encumbrances, expirations

Cybersecurity policies, breach history, disaster recovery plans

Employment & HR

Employee list, contracts, compensation schemes, benefits, stock incentive plans

Labor claims, collective bargaining, employment disputes

Regulatory Compliance

Licenses, permits, OTC disclosure obligations, SEC filings

Anti-corruption policies (FCPA), third-party due diligence procedures

Insurance & Risk Management

Insurance policies: D&O, E&O, liability, property, cyber

Claims history, coverage gaps, insured limits diligent.com

Real Estate & Fixed Assets

Property ownership or lease agreements, encumbrances

Environmental reports, permits, contamination risks

Tax Matters

Tax filings and returns (federal, state, local, international) for at least 5 years

Audits, correspondence with tax authorities, transfer pricing

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Operations & Supply Chain

Major suppliers/subcontractors, supply agreements

Inventory, production backlog, logistics, and quality control data

Environmental Compliance

Environmental permits, audits, compliance notices, remediation obligations

Data Room & Disclosure Schedule Setup

Virtual data room with indexed access to all documents

Disclosure schedule flagging all exclusions/caveats

Cybersecurity Due Diligence

Cyber risk assessments, identity and access management reviews

Threat history, response plans, integration strategy

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